FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 14, 2006

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated February 14, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: February 14, 2006	By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

By: /s/ David Sach

	Name:	David Sach
	Title:	Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
February 14, 2006

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2005

New York and Stockholm – February 14, 2006 – Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today announces results for the quarter and year ended December 31, 2005.

  Record quarterly total subscriber increase for Q4 05 of 1,016,446
  15% increase in revenues for Q4 05 to $294.1m (Q4 04: $254.8m)*
  EBITDA for Q4 05 of $130.2m (Q4 04: $123.9m)*
  Profit for Q4 05 of $15.9m (Q4 04: $25.4m)*
  Earnings per common share for Q4 05 of $0.16 (Q4 04: $0.28)*

  18% increase in revenues for the year to Dec 2005 to $1,083.7m (2004: $917.5m)*
  8% increase in EBITDA for the year to Dec 2005 to $489.8m (2004: $455.5m)*
  Profit for the year to Dec 2005 of $10.0m (2004: $65.9m)*
  Earnings per common share for the year to Dec 2005 of $0.10 (2004: $0.79)*

Chief Executive Officer’s Review

  52% increase in pro forma total subscribers to 8.9 m in 2005
  Increasing growth momentum with Q4 2005 pro forma revenues and EBITDA up by respectively 36% and 34% year on year
  Capex increased in 2005 by 50% to $354m
  Cash upstreaming of $163m in 2005, an increase of 29% on a pro forma basis over 2004

Marc Beuls, Chief Executive, comments on outlook:
“The outlook for Millicom is excellent. We decided in 2005 to increase substantially our investments in existing markets resulting in record pro forma revenue and EBITDA growth in Q4. Our capital expenditure planned in 2006, including the new markets started in 2005, will again be at least 50% higher than the previous year. Capital expenditure will continue to be an important driver behind this accelerating growth pattern, but we expect the capex/sales ratio to reduce year on year post 2006.

“Another driver of growth has been the launch of Tigo in Latin America on the back of our new GSM networks. Tigo is the price leading product, a customer friendly brand which exploits our tried and tested, mass distribution and low cost model. Building on Tigo’s success, we are rolling out Tigo in our African markets today. The Tigo model has allowed us to grow both revenues and EBITDA in Latin America by over 50% in Q4 2005. Africa grew its subscriber base by approximately 80% in 2005 and we expect the region to continue to be the fastest growing in 2006 with two new operations added in the second half of 2005. Tigo in Chad set a new record for countries with a similar population in Millicom’s portfolio by adding over 90,000 subscribers in less than three months in Q4 2005.

“Revenues in South Asia have been under pressure as a result of the increased competition in Pakistan. Our plan for Paktel, our GSM operation in Pakistan, is to improve the quality of the network and focus on revenue generating subscribers. Our target is to break even at the EBITDA level on a monthly basis by the end of the year. Negotiations regarding the sale of Pakcom are ongoing and we expect to finalise the sale in the first half of 2006.

On January 19, 2006, Millicom appointed Morgan Stanley to conduct a review of strategic options following the receipt of a high number of unsolicited approaches. A further announcement will be made when the review is complete.”

* Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment”, IAS 1, revised, “Presentation of Financial Statements” and change in accounting policy for connection fees and costs.

FINANCIAL SUMMARY FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

		Dec 31	Dec 31	Change
		2005	2004(iv)
SUBSCRIBERS

-	Total cellular(i)	8,928,985	7,713,201	16%

-	Attributable cellular(ii)	7,694,953	5,903,552	30%

REPORTED NUMBERS
US$ ‘000

Revenues		1,083,669	917,492	18%

Operating profit before interest, taxes, depreciation and amortization, EBITDA(iii)		489,780	455,467	8%

EBITDA margin		45.2%	49.6%

Profit for the year		10,043	65,891

PRO FORMA SUBSCRIBERS(v)

-	Total cellular(i)	8,928,985	5,863,913	52%

-	Attributable cellular(ii)	7,694,953	5,060,577	52%

PRO FORMA NUMBERS(v)
US$ ‘000

Revenues		1,019,928	775,230	32%

Operating profit before interest, taxes, depreciation and amortization, EBITDA(iii)		442,839	354,836	25%

EBITDA margin		43.4%	45.8%

Profit for the year		9,595	27,112

(i)	Total subscriber figures represent the worldwide total number of subscribers of cellular systems in which Millicom has an ownership interest.

(ii)	Attributable subscribers are calculated as 100% of subscribers in Millicom’s subsidiary operations and Millicom’s percentage ownership of subscribers in each joint venture operation. Millicom is reporting attributable subscribers in place of proportional subscribers (which in previous reports were calculated as the sum of Millicom’s percentage ownership of subscribers in each operation), so that now both subscribers and revenues are reported using the same methodology, bringing consistency to the reporting of key performance indicators.

(iii)	EBITDA: operating profit before interest, taxation, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs, general and administrative expenses from revenues and other operating income.

(iv)	Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment”, IAS 1, revised, “Presentation of Financial Statements” and change in accounting policy for connection fees and costs.

(v)	Pro forma numbers for current and previous quarters exclude Millicom’s operation in Vietnam, where the BCC ended on May 18, 2005 and include Millicom’s joint venture in Honduras with a percentage ownership of 66.67%, to reflect the increase in ownership from 50% to 66.67% in May 2005.

FINANCIAL AND OPERATING SUMMARY

•	Strong subscriber growth with total cellular subscribers at 8.9 million, an increase of 16% compared to last year, or 52% on a pro forma basis.

•	Millicom surpassed 9 million subscribers in mid January 2006.

•	1,016,446 net new total subscribers added in Q4 2005.

•	Revenue of $294 million in Q4 2005, exceeding Q1 2005 revenue of which Vietnam accounted for 18%.

•	Revenue for Q4 2005 up 15% vs Q4 2004, or 36% on a pro forma basis.

•	Record EBITDA of $130 million in Q4 2005.

•	EBITDA for Q4 2005 up 5% vs Q4 2004, or 34% on a proforma basis.

•	Cash generated from operations for the twelve months to December 2005 of $580 million, funding significantly higher investments of $444 million versus $187 million last year.

•	Included in investments are Capex of $170 million for the fourth quarter and $354 million for the twelve months ended December 31, 2005.

•	Net debt excluding the 5% mandatory exchangeable notes of $321 million with a Net Debt to EBITDA ratio below 1:1 enabling significant future investment.

•	Cash and cash equivalents of $597 million at end of Q4 2005.

•	Total cellular minutes increased by 20% for the three months ended December 31, 2005 from the same quarter in 2004 and prepaid minutes increased by 37% in the same period. Total pro forma minutes increased by 53% and pro forma prepaid minutes by 64%.

•	At December 31, 2005, managed active subscribers in Iran amounted to 450,000.

•	Millicom launched state-of-the-art GSM services including GPRS, EDGE, MMS and E-pin under the brand name Tigo in Chad in October 2005 and in Bolivia in December 2005. All of Millicom’s 16 operations now operate GSM networks.

•	On January 19, 2006, Millicom announced that, following receipt of a high number of unsolicited approaches, the Board has decided to conduct a review of strategic options for the Company and has appointed Morgan Stanley as financial advisor.

•	On February 1, 2006, Millicom announced the completion of the buyout of its minority partners in MIC Tanzania Limited and Millicom Sierra Leone Limited. Millicom also reached agreement to cancel a call option on an equity interest in Millicom Ghana Limited. Following these transactions, Millicom has 100% ownership in all three operations.

REVIEW OF OPERATIONS

SUBSCRIBER GROWTH

In the fourth quarter of 2005 Millicom’s worldwide operations in Asia, Latin America and Africa added 1,016,446 net new total cellular subscribers.

At December 31, 2005, Millicom’s total cellular subscriber base increased by 16% to 8,928,985 cellular subscribers from 7,713,201 as at December 31, 2004. The pro forma increase was 52%. Particularly significant year on year percentage increases were recorded in Guatemala (73%), Senegal (100%), Laos (90%) and in Pakistan by Paktel (107%), which is starting up its GSM business. Millicom’s attributable subscriber base increased to 7,694,953 as at December 31, 2005 from 5,903,552 as at December 31, 2004, an increase of 30%. On a pro forma basis, attributable subscribers increased by 52% (note ii page 2).

Within the 8,928,985 total cellular subscribers reported at the end of the fourth quarter, 8,426,308 or 94% were prepaid subscribers.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2005

Total revenues for the three months ended December 31, 2005 were $294.1 million, an increase of 15% from the fourth quarter of 2004. The pro forma increase in revenues was 36% over the same period. The Central American market continued to perform strongly, producing a 62% increase in revenues from $87.8 million for the fourth quarter of 2004 to $142.0 million for the fourth quarter of 2005, with Guatemala producing growth of 82%. In South America, revenues increased by 24% to $40.0 million, with Bolivia and Paraguay producing revenue increases of 23% and 25% respectively compared to the fourth quarter of 2004. In 2005 the roll-out of GSM in Latin America was completed with the launch of GSM services in Bolivia, enabling Millicom to pursue higher value customers with value-added services, which have led to strong levels of ARPU across Latin America. Furthermore, the Tigo brand has been an outstanding success as it has established its position as a price leading product and is the main driver in bringing new customers onto the network.

Millicom has begun to spend significant capex across its African operations to grow its networks in terms of capacity and coverage. The fourth quarter revenues for Africa were $58.1 million compared to $44.3 million in the fourth quarter of 2004, an increase of 31%. The strongest markets were Ghana and Tanzania which grew by 28% and 24% respectively. Revenues for South East Asia declined to $23.9 million over the same period, due to the end of the BCC in Vietnam in May 2005.

In South Asia, Millicom recorded revenue growth of 16% to $28.9 million, from $24.9 million in the fourth quarter of 2004. Paktel’s GSM operation has faced technical network issues and in such a competitive market, this has held back growth. Added investment in the network will solve these issues in the coming months and will enable Paktel to recover market share. The number of active GSM subscribers grew from 747,146 at the end of the third quarter of 2005 to 871,809 at the end of the fourth quarter, representing 87% of Paktel’s total subscriber base, with a monthly ARPU of approximately $5.

EBITDA for the three months ended December 31, 2005 was $130.2 million, a 5% increase from the fourth quarter of 2004 representing a 44% margin. On a pro forma basis EBITDA increased by 34% from the fourth quarter of 2004. Central America recorded growth in EBITDA of 68% from the fourth quarter of 2004 to $75.1 million and the equivalent increase for South America was 29%, giving EBITDA of $16.6 million. EBITDA for Africa decreased by 2% to $21.4 million in the fourth quarter of 2005, from $21.8 million in the fourth quarter of 2004, mainly due to start-up costs in Chad and the Democratic Republic of Congo.

EBITDA for South Asia increased by 56% to $7.6m in the fourth quarter of 2005 from $4.9m in the fourth quarter of 2004, when sales and marketing costs associated with the launch of GSM services impacted EBITDA. For South East Asia, EBITDA for the fourth quarter of 2005 was lower at $11.0m, due to the end of the ten-year BCC in Vietnam in May 2005.

The EBITDA margin in the fourth quarter of 2005 was 44%. For South Asia it was 26% and for South East Asia it was 46%. Central America and South America recorded EBITDA margins of 53% and 42% respectively in the fourth quarter of 2005. The EBITDA margin for Africa was 37%.

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2005.

Total revenues for the year ended December 31, 2005 were $1,083.7 million, an increase of 18% over 2004, or 32% on a pro forma basis. Revenues for Central America were $452.6 million, an increase of 48%, and for South America, revenues were $141.1 million, up 24%. Revenues for Africa were $204.4 million, increasing by 36%. In South East Asia revenues were $161.5 million and for South Asia, revenues were up 7% to $120.7 million.

EBITDA was $489.8 million for the year ended December 31, 2005, an increase of 8% over 2004, or 25% on a pro forma basis. Most notably Central America recorded a 50% increase to $233.0 million for the year. EBITDA for South America was $57.0 million, up 28% from 2004. EBITDA for Africa increased by 34% from 2004 to $88.2 million for the year ended December 31, 2005. EBITDA for South East Asia and South Asia for the year ended December 31, 2005 was respectively $88.7 million and $25.1 million.

The Group EBITDA margin for the year ended December 31, 2005 was 45%, for Central America it was 51%, for South America 40%, for South East Asia 55%, for South Asia 21% and for Africa 43%.

Total cellular minutes increased by 28% for the year ended December 31, 2005 compared with 2004.

Annual increases in revenue and EBITDA were due to similar factors noted in the previous section.

COMMENTS ON FINANCIAL STATEMENTS

For the fourth quarter of 2005, the increase in the market price of the Tele2 shares resulted in a valuation movement of $14 million. Furthermore the conversion to the US dollar of the 5% mandatory exchangeable Notes in Tele2 shares (‘the 5% Notes’) resulted in an exchange gain of $8 million. Offsetting these gains was the valuation of the embedded derivative on the 5% Notes resulting in a fair value loss of $22 million.

As Millicom is currently negotiating the sale of Pakcom, all assets and liabilities line items relating to Pakcom are grouped respectively under the caption assets held for sale and liabilities directly associated with assets held for sale.

Millicom Peru S.A. has been treated as a discontinued operation in 2005 and the comparative figures have been restated.

NOMINATIONS COMMITTEE FOR THE 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Nominations Committee of Millicom (whose members are Donna Cordner, Ernest Cravatte and Daniel Johannesson) will submit a proposal for the composition of the Board of Directors that will be presented for approval to the 2006 Annual General Meeting of Shareholders which will be held on Tuesday, May 30, 2006.

Shareholders who would like to suggest representatives for the Millicom Board of Directors can send a letter to AGM, Millicom International Cellular S.A., 75 Route de Longwy, L-8080 Bertrange, Luxembourg or an e-mail to agm@millicom.com.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population under license of approximately 383 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone:	+	352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

David Sach	Telephone:	+	352 27 759 325
Chief Financial Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+	44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 15.00CET / 09.00 ET, on Tuesday, February 14, 2006. The dial-in numbers are: +44 (0)20 7138 0819 or +1 718 354 1361 and participants should quote Millicom International Cellular. A live audio stream of the conference call can also be accessed at www.millicom.com. Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7806 1970 or +1 718 354 1112, access code: 8464930#.

APPENDICES

•	Consolidated statements of profit and loss for the three months ended December 31, 2005 and 2004.

•	Consolidated statements of profit and loss for the years ended December 31, 2005 and 2004.

•	Consolidated balance sheets as at December 31, 2005 and 2004.

•	Condensed consolidated statements of cash flows for the years ended December 31, 2005 and 2004.

•	Condensed consolidated statements of changes in shareholders’ equity for the years ended December 31, 2005 and 2004.

•	Quarterly analysis by cluster.

•	Total subscribers and market position by country.

•	Pro forma consolidated statements of profit and loss for the three months ended December 31, 2005, September 30, 2005 and December 31, 2004.

Millicom International Cellular S.A.
Consolidated statements of profit and loss
for the three months ended December 31, 2005 and 2004

	Quarter ended Dec 31, 2005 (Unaudited)	Quarter ended Dec 31, 2004 (i) (Unaudited)

	US$ ’000	US$ ’000

Revenues	294,067	254,825
Operating expenses
Cost of sales (excluding depreciation and amortization)	(85,612)	(67,251)
Sales and marketing	(46,478)	(37,143)
General and administrative expenses	(34,936)	(29,824)
Other operating income	3,128	3,287

EBITDA	130,169	123,894
Corporate costs	(4,681)	(5,902)
Cost of stock options granted to directors and employees	(703)	(614)
Write-down of assets, net	(16,265)	(7,204)
Depreciation and amortization	(51,803)	(51,643)

Operating profit	56,717	58,531
Gain / (loss) on exchange and disposal of investments	493	(44)
Valuation movement on investment in securities	14,001	17,999
Fair value result on financial instruments	(21,830)	16,414
Interest expense	(37,509)	(31,203)
Interest and other income	14,175	2,684
Exchange gain / (loss), net	6,333	(28,444)
Profit from associated companies	845	311

Profit before taxes	33,225	36,248
Taxes	(20,812)	(8,727)

Net Profit after taxes	12,413	27,521
Minority interest	1,587	(2,598)

Net Profit for the period from continuing operations	14,000	24,923
Result from discontinued operations	1,896	432

Net Profit for the period	15,896	25,355

Basic earnings per common share (US$)	0.16	0.28

Weighted average number of shares
outstanding in the period (in thousands)	98,937	91,893

Profit for the period used to determine diluted earnings per
common share	15,896	25,355

Diluted earnings per common share (US$)	0.16	0.27

Weighted average number of shares and potential
dilutive shares outstanding in the period (in thousands)	99,927	92,461

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment”, IAS 1, revised, “Presentation of Financial Statements” and change in accounting policy for connection fees and costs

Millicom International Cellular S.A.
Consolidated statements of profit and loss
for the years ended December 31, 2005 and 2004

	Quarter ended Dec 31, 2005 (Unaudited)	Quarter ended Dec 31, 2004 (i) (Unaudited)

	US$ ’000	US$ ’000

Revenues	1,083,669	917,492
Operating expenses
Cost of sales (excluding depreciation and amortization)	(304,992)	(244,788)
Sales and marketing	(162,050)	(122,216)
General and administrative expenses	(132,291)	(98,308)
Other operating income	5,444	3,287

EBITDA	489,780	455,467
Corporate costs	(23,137)	(26,244)
Cost of stock options granted to directors and employees	(3,075)	(1,851)
Write-down of assets, net	(51,541)	(9,853)
Depreciation and amortization	(218,590)	(170,330)

Operating profit	193,437	247,189
Gain on exchange and disposal of investments	2,437	193
Valuation movement on investment in securities	(63,356)	(127,158)
Fair value result on financial instruments	(5,297)	148,816
Interest expense	(143,740)	(108,514)
Interest and other income	31,312	7,697
Exchange gain / (loss), net	52,446	(26,782)
Profit from associated companies	1,296	814

Profit before taxes	68,535	142,255
Taxes	(65,299)	(59,449)

Net Profit after taxes	3,236	82,806
Minority interest	6,132	(16,790)

Net Profit for the year from continuing operations	9,368	66,016
Result from discontinued operations	675	(125)

Net profit for the year	10,043	65,891

Basic earnings per common share (US$)	0.10	0.79

Weighted average number of shares
outstanding in the year (in thousands)	98,803	83,335

Profit for the year used to determine diluted earnings per
common share	10,043	65,891

Diluted earnings per common share (US$)	0.10	0.73

Weighted average number of shares and potential
dilutive shares outstanding in the year (in thousands)	99,920	90,312

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment”, IAS 1, revised, “Presentation of Financial Statements” and change in accounting policy for connection fees and costs

Millicom International Cellular S.A.
Consolidated balance sheets
as at December 31, 2005 and December 31, 2004

	Dec 31, 2005 (Unaudited)	Dec 31, 2004 (i) (Unaudited)

	US$ ’000	US$ ’000
Assets
Non-current assets
Intangible assets
Goodwill	73,348	37,702
Licenses, net	271,937	277,705
Other intangible assets, net	27,968	2,561
Property, plant and equipment, net	671,774	575,649
Financial assets
Investment in Tele2 AB shares	-	351,882
Investment in other securities	6,307	10,540
Investment in associates	5,367	2,220
Embedded derivative on the 5% Mandatory Exchangeable Notes	-	45,255
Pledged deposits	6,500	25,544
Deferred taxation	4,817	5,883

Total non-current assets	1,068,018	1,334,941

Current assets
Financial assets
Investment in Tele2 AB shares	288,526	-
Embedded derivative on the 5% Mandatory Exchangeable Notes	39,277	-
Investment in other securities	7,687	15,327
Inventories	16,369	16,304
Trade receivables, net	109,165	141,972
Amounts due from joint ventures and joint venture partners	17,036	11,715
Amounts due from other related parties	4,004	2,067
Prepayments and accrued income	48,046	38,258
Other current assets	67,497	62,377
Pledged deposits	47,035	9,260
Time deposits	108	610
Cash and cash equivalents	596,567	413,381

Total current assets	1,241,317	711,271

Assets held for sale	250,087	-

Total assets	2,559,422	2,046,212

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment”, IAS 1, revised, “Presentation of Financial Statements” and change in accounting policy for connection fees and costs

Millicom International Cellular S.A.
Consolidated balance sheets
as at December 31, 2005 and December 31, 2004

	Dec 31, 2005 (Unaudited)	Dec 31, 2004 (i) (Unaudited)

	US$ ’000	US$ ’000
Equity and liabilities
Equity
Share capital and premium (represented by 99,703,598 shares as of December 31, 2005)	465,153	513,782
Treasury stock (represented by 654,852 shares as of December 31, 2005)	(8,833)	(8,833)
4% Convertible Notes – equity component	39,109	-
Stock option compensation reserve	4,910	2,297
Revaluation reserve	3,308	-
Legal reserve	13,577	13,577
Retained losses brought forward	(151,779)	(278,512)
Net Profit for the year	10,043	65,891
Currency translation reserve	(76,117)	(71,116)
Minority interest	34,179	43,351

Total equity	333,550	280,437

Liabilities
Non-current liabilities
10% Senior Notes	537,599	536,629
4% Convertible Notes – Debt component	163,284	-
5% Mandatory Exchangeable Notes – Debt component	-	365,006
Other debt and financing	120,041	124,267
Other non-current liabilities	203,988	194,774
Deferred taxation	45,228	39,216

Total non-current liabilities	1,070,140	1,259,892

Current liabilities
5% Mandatory Exchangeable Notes – Debt component	315,359	-
Other debt and financing	96,340	88,511
Trade payables	211,019	173,969
Amounts due to joint ventures	14,122	7,760
Amounts due to related parties	4,459	975
Accrued interest and other expenses	61,236	55,203
Other current liabilities	206,473	179,465

Total current liabilities	909,008	505,883
Liabilities directly associated with assets held for sale	246,724	-

Total liabilities	2,225,872	1,765,775

Total equity and liabilities	2,559,422	2,046,212

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment”, IAS 1, revised, “Presentation of Financial Statements” and change in accounting policy for connection fees and costs

Millicom International Cellular S.A.
Condensed consolidated statements of cash flows
for the years ended December 31, 2005 and 2004

	Dec 31, 2005 (Unaudited)	Dec 31, 2004 (Unaudited)

	US$ ’000	US$ ’000

EBITDA	489,780	455,467
Movements in working capital	89,897	14,313

Cash generated from operations	579,677	469,780
Net interest paid and other costs	(104,396)	(126,549)
Taxes paid	(68,116)	(39,988)

Net cash provided by operating activities	407,165	303,243
Cash flow used by investing activities	(443,659)	(187,147)
Cash flow provided by financing activities	221,399	149,842

Net increase in cash and cash equivalents	184,905	265,938
Cash and cash equivalents, beginning	413,381	148,829
Cash effect of exchange rate changes	(1,719)	(1,386)

Cash and cash equivalents, ending	596,567	413,381

Millicom International Cellular S.A.

Condensed consolidated statements of changes in equity
for the years ended December 31, 2005 and 2004

	Dec 31, 2005 (Unaudited)	Dec 31, 2004 (Unaudited)

	US$ ’000	US$ ’000

Equity as at January 1	280,437	(60,067)
Derecognition of negative goodwill on January 1	8,202	-
Profit for the year	10,043	65,891
Stock option scheme	3,075	1,851
Fair value gain on available for sale financial assets	3,308	-
Net proceeds of equity offering	-	203,616
Shares issued via the exercise of stock options	3,549	2,867
Equity component of 4% Convertible Bonds	39,109	-
Conversion of 2% PIK Notes	-	51,417
Movement in currency translation reserve	(5,001)	(1,918)
Minority interest	(9,172)	16,780

Equity as at December 31	333,550	280,437

Millicom International Cellular S.A.
Quarterly analysis by cluster

	05 Q4	05 Q3	05 Q2	05 Q1	04 Q4	Increase Q4 04 to Q4 05

Total cellular subs
Central America	2,737,126	2,314,053	2,063,247	1,859,130	1,697,036	61%
South America	1,337,739	1,152,309	1,056,475	985,715	937,397	43%
Africa	2,006,634	1,695,265	1,425,291	1,294,795	1,120,615	79%
South Asia	1,997,150	1,966,724	1,923,088	1,677,299	1,458,846	37%
South East Asia	850,336	784,188	737,548	2,724,656	2,499,307	-66%

Total	8,928,985	7,912,539	7,205,649	8,541,595	7,713,201	16%

Vietnam	-	-	-	(2,020,995)	(1,849,288)
16.67% of Honduras	-	-	-	-	-

Pro forma Total*	8,928,985	7,912,539	7,205,649	6,520,600	5,863,913	52%

Attributable cellular subs
Central America	1,935,272	1,652,924	1,484,783	1,251,120	1,149,299	68%
South America	1,337,739	1,152,309	1,056,475	985,715	937,397	43%
Africa	1,896,084	1,597,839	1,337,729	1,211,282	1,036,832	83%
South Asia	1,997,150	1,966,724	1,923,088	1,677,299	1,458,846	37%
South East Asia	528,708	486,161	454,880	1,441,502	1,321,178	-60%

Total	7,694,953	6,855,957	6,256,955	6,566,918	5,903,552	30%

Vietnam	-	-	-	(1,010,498)	(924,644)
16.67% of Honduras	-	-	-	92,475	81,669

Pro forma Total*	7,694,953	6,855,957	6,256,955	5,648,895	5,060,577	52%

Revenues (US$ ’000)
Central America	141,986	120,370	101,652	88,592	87,759	62%
South America	40,018	36,582	33,383	31,211	32,302	24%
Africa	58,067	50,390	47,986	47,954	44,317	31%
South Asia	28,913	30,490	31,611	29,704	24,872	16%
South East Asia	23,903	21,832	45,492	70,296	64,668	-63%
Other(i)	1,180	965	604	488	907	30%

Total	294,067	260,629	260,728	268,245	254,825	15%

Vietnam	-	-	(24,457)	(49,594)	(44,711)
16.67% of Honduras	-	-	4,489	5,821	5,945

Pro forma total*	294,067	260,629	240,760	224,472	216,059	36%

EBITDA (US$ ’000)
Central America	75,071	62,470	51,136	44,331	44,686	68%
South America	16,634	14,134	13,814	12,375	12,894	29%
Africa	21,446	21,943	23,568	21,210	21,805	-2%
South Asia	7,617	6,113	6,397	4,955	4,877	56%
South East Asia	11,014	6,622	27,500	43,544	40,338	-73%
Other(i)	(1,613)	(498)	(132)	129	(706)	-128%

Total	130,169	110,784	122,283	126,544	123,894	5%

Vietnam	425	1,251	(19,554)	(34,863)	(29,634)
16.67% of Honduras	-	-	2,614	3,186	3,320

Pro forma total*	130,594	112,035	105,343	94,867	97,580	34%

Pro forma numbers exclude Millicom’s operation in Vietnam, where the BCC ended on May 18, 2005 and include Millicom’s joint venture in Honduras with a percentage ownership of 66.67%, to reflect the increase in ownership from 50% to 66.67% in May 2005.

(i) Excludes Peru as now considered a discontinued operation.

Millicom International Cellular S.A.
Total subscribers and market position by country

Country and Equity Holding		Country Population (millions)	Market Penetration(i)	MIC Market Position(ii)	Total Subscribers
					05 Q4	04 Q4	Annual Growth
Central America
El Salvador	(100.0%)	6.7	33.7%	1 of 5	738,980	534,288	38%
Guatemala	(55.0%)	12.6	32.5%	2 of 3	1,164,050	672,734	73%
Honduras	(66.7%)	7.2	16.2%	1 of 2	834,096	490,014	70%

					2,737,126	1,697,036	61%

South America
Bolivia	(100.0%)	9.3	27.6%	2 of 3	645,418	414,088	56%
Paraguay	(96.0%)	5.9	24.2%	1 of 4	692,321	523,309	32%

					1,337,739	937,397	43%

Africa
Chad	(87.5%)	9.1	3.4%	2 of 2	91,159	-	-
DRC	(100.0%)	56.4	4.7%	4 of 4	60,638	-	-
Ghana	(100.0%)	21.0	12.2%	2 of 4	448,838	277,045	62%
Mauritius	(50.0%)	1.2	48.9%	2 of 2	221,100	167,565	32%
Senegal	(75.0%)	10.4	14.1%	2 of 2	679,914	339,884	100%
Sierra Leone(iii)	(100.0%)	5.5	5.0%	3 of 4	29,606	33,409	-11%
Tanzania (iv)	(100.0%)	43.3	7.9%	3 of 4	475,379	302,712	57%

					2,006,634	1,120,615	79%

South Asia
Pakcom	(61.3%)		12.2%	6 of 6	421,242	534,734	-21%
Paktel	(98.9%)	155.3	12.2%	5 of 6	996,478	481,566	107%
Sri Lanka	(100.0%)	19.7	17.0%	2 of 4	579,430	442,546	31%

					1,997,150	1,458,846	37%

South East Asia
Cambodia	(58.4%)	13.9	8.3%	1 of 4	773,608	609,704	27%
Laos	(74.1%)	5.9	7.7%	3 of 4	76,728	40,315	90%
Vietnam		83.5	-	-	-	1,849,288	-

					850,336	2,499,307	-66%

Total Subscribers					8,928,985	7,713,201	16%

Vietnam					-	(1,849,288)
16.67% of Honduras					-	-

Pro forma Total Subs*					8,928,985	5,863,913	52%

(i)	Source: EMC database
(ii)	Source: Millicom. Market share derived from active subscribers based on interconnect.
(iii)	A contract to acquire the remaining 30% was signed in December 2005, but the final payment and transfer of shares occurred in early January 2006
(iv)	The remaining 15.6% of Tanzania was acquired in January 2006 so that Millicom now owns 100%.

PRO FORMA STATEMENTS OF PROFIT AND LOSS

The following table presents Millicom’s pro forma consolidated statements of profit and loss on an ongoing basis, excluding Millicom’s operation in Vietnam for which the Business Cooperation Contract ended on May 18, 2005 and including Millicom’s joint venture in Honduras with a percentage ownership of 66.67%, in order to reflect the increase in ownership from 50% to 66.67% in May 2005.

Pro forma consolidated statements of profit and loss
for the three months ended December 31, 2005, September 30, 2005 and December 31, 2004

	Quarter ended Dec 31, 2005 (Unaudited)	Quarter ended Sept 30, 2005 (Unaudited)	Quarter ended Dec 31, 2004 (i) (Unaudited)	Change from Q305	Change from Q404

	US$ ’000	US$ ’000	US$ ’000

Revenues	294,067	260,629	216,059	13%	36%
Operating expenses
Cost of sales (excluding depreciation and
amortization)	(85,684)	(76,359)	(58,444)	12%	47%
Sales and marketing	(46,044)	(38,332)	(34,838)	20%	32%
General and administrative expenses	(34,542)	(35,558)	(28,484)	-3%	21%
Other operating income	2,797	1,655	3,287	69%	-15%

EBITDA	130,594	112,035	97,580	17%	34%
Corporate costs	(4,681)	(5,958)	(5,902)	-21%	-21%
Cost of stock options granted to directors and
employees	(703)	(864)	(614)	-19%	14%
Write-down of assets, net	(16,265)	(7,221)	(7,195)	125%	126%
Depreciation and amortization	(51,863)	(50,916)	(38,971)	2%	33%

Operating profit	57,082	47,076	44,898	21%	27%
Gain (loss) on exchange and disposal of
investments	493	419	(44)	18%	-
Valuation movement on investment in securities	14,001	21,446	17,999	-35%	-22%
Fair value result on financial instruments	(22,802)	(18,044)	16,310	26%	-
Interest expense	(37,506)	(37,697)	(31,029)	-1%	21%
Interest income	13,954	4,856	1,833	187%	661%
Exchange gain (loss), net	6,247	(4,141)	(28,189)	-	-
Profit from associated companies	845	53	311	1,494%	172%

Profit before taxes	32,314	13,968	22,089	131%	46%
Taxes	(21,026)	(17,601)	(7,674)	19%	174%

Net Profit / (Loss) after taxes	11,288	(3,633)	14,415	-	-22%
Minority interest	1,813	4,737	364	-62%	398%

Net Profit for the period from continuing
operations	13,101	1,104	14,779	1,087%	-11%
Result from discontinued operations	1,896	(78)	432	-	339%

Net Profit for the period	14,997	1,026	15,211	1,362%	-1%

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment”, IAS 1, revised, “Presentation of Financial Statements” and change in accounting policy for connection fees and costs